UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:February 11, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 10TH, 2026

DATE, TIME AND PLACE: February 10th, 2026, at 12.50 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Claudio Giovanni Ezio Ongaro, Denísio Augusto Liberato Delfino, Gesner José de Oliveira Filho, Gigliola Bonino and Leonardo de Carvalho Capdeville, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Mrs. Flavia Maria Bittencourt.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Environmental, Social & Governance Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To acknowledge on the activities carried out by the Statutory Audit Committee; (4) To resolve on the Internal Audit’s Annual Plan for 2026; (5) Presentation on the results of the Organizational Climate Survey; (6) To analyze the financial statements of the Company, the respective explanatory notes, as well as the Management Report, all related to the fiscal year ended on December 31, 2025, and to resolve on their submission to the Annual Shareholders’ Meeting of the Company; and (7) To analyze the Management’s Proposal for the allocation of the results related to the year of 2025 and the dividend distribution by the Company, for submission to the Annual Shareholders’ Meeting of the Company.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. February 10th, 2026

(1) Acknowledged on the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meeting held on February 10th, 2026, as reported by Mr. Nicandro Durante, Chairman of the CESG.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on February 10th, 2026, as reported by Mr. Denísio Augusto Liberato Delfino, Chairman of the CCR.

(3) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on February 10th, 2026, as reported by Mr. Gesner José de Oliveira Filho, Coordinator of the CAE.

(4) Approved the Internal Audit’s Annual Plan for the year 2026, based on the favorable assessment of the CAE and CCR, recorded at its meetings held on February 10th, 2026, and according to the material presented.

(5) Acknowledged of the Company's Climate and Engagement Survey, remembering the current established operating model, the methodology applied to the survey - including the main developments, the overall results of the 2025 cycle, as well the main challenges and drivers for managing the issue in 2026, as per the material presented, which is filed at the Company's headquarters.

(6) Analyzed the Management’s Report and the Company’s Individual and Consolidated Financial Statements Proposal, dated as of December 31st, 2025, based on the information provided by the Company’s Management and on the material presented. The Board members considered the favorable opinion of: (i) the Fiscal Council; (ii) the CAE; and (iii) the Ernst & Young Auditores Independentes S/S (“EY”) that, in the course of their work, verified the appropriateness of such documents, stating that they properly reflect, in all material aspects, the Company’s financial and equity position. The Board members, as it follows, approved the submission of the Management’s Report and the Company’s Individual and Consolidated Financial Statement Proposal, dated as of December 31st, 2025, to the Company’s Annual Shareholders’ Meeting, to be convened. The members of the Board congratulated the Company’s management for the results obtained throughout the year of 2025.

(7) Analyzed the Management’s Proposal for the allocation of the results related to the year of 2025 and the dividend distribution by the Company, based on the material presented and on the Fiscal Council’s and the CAE’s favorable opinions, and approved its submission to the Company’s Annual Shareholders’ Meeting, to be convened.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. February 10th, 2026

In addition to the items on the Agenda, the Board Members recorded their deliberations on the following off-agenda items, as described below:

(i) Regarding the first off-agenda item, the Board members acknowledged that, as of March 18th, 2026, insiders, as defined under Section 16(a) of the Securities Exchange Act of 1934, will be subject to the reporting obligations set forth in that rule, specifically with regard to the disclosure of shareholdings and certain securities transactions through the applicable forms. These obligations arise from the enactment of the Holding Foreign Insiders Accountable Act (HFIAA), which is part of the U.S. National Defense Authorization Act for Fiscal Year 2026, as detailed in the material presented at the meeting.

(ii) In the second off-agenda item, the Board members, in compliance with Article 22, item vii, of the Bylaws, approved the Management's proposal to enter into a Share Purchase Agreement (“SPA”) between the Company and IHS Fiber Brasil – Cessão de Infraestruturas Ltda., with the objective of the Company acquiring 51% (fifty-one percent) of the share capital of I-Systems Soluções de Infraestrutura S.A. (“I-Systems”), for the amount of R$ 950,000,000.00 (nine hundred and fifty million reais), to be paid on the closing date of the transaction (“Transaction”).

The Transaction hereby approved is subject to verification and fulfillment of certain conditions precedent, customary for this type of transaction, including, among others, the obtaining of the necessary authorizations from the competent authorities, such as the National Telecommunications Agency (ANATEL) and the Administrative Council for Economic Defense (CADE), as well as the applicable corporate approvals, as the case may be.

Upon consummation of the Transaction, the Company, which already held 49% (forty-nine percent) of I-Systems' share capital, will come to hold 100% (one hundred percent) of its shares, thereby rendering I-Systems a wholly owned subsidiary of the Company.

Finally, the Board Members authorized the Company's Officers to negotiate, enter into and sign any and all the terms, agreements, contracts, and other documents, as well as to perform all acts relevant and necessary for the implementation and closing of the Transaction, strictly in accordance with the terms and conditions set forth in the supporting materials presented at the meeting, which shall remain filed at the Company's headquarters.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 10th, 2026.

FABIANE RESCHKE

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 11, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer